
August 14, 2009

Mr. David A. Chaput
Chief Financial Officer
General Moly, Inc.
1726 Cole Blvd., Suite 115
Lakewood, CO 80401

> **Re: General Moly, Inc.**
> **Form10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Response Letter dated July 15, 2009**
> **File No. 001-32986**

Dear Mr. Chaput:

We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Business and Properties, page 13

1.   We understand from your response to prior comment 2 that in making representations about how prices to be received under long term supply agreements compare to cash costs of production, you excluded cash costs associated with royalties and tax. You indicate that you will identify your cash costs measure as a non-GAAP measure in the future.

If you are going to quantify non-GAAP measures or amounts based on those measures you should include all of the disclosures required by Item 10(e) of

Regulation S-K, including a reconciliation of your non-GAAP measure to the most comparable measure calculated in accordance with GAAP, and an explanation of why you believe it provides useful information about your financial condition and results of operations.

Further, since you have excluded cash elements from your measure, we do not believe the cash costs label is sufficiently informative or representationally faithful. Please label your non-GAAP measure in accordance with the guidance in paragraph (e)(1)(ii)(E).

Financial Statements

Note 1 – Description of Business, page 49

The Mt. Hope Joint Venture

2.   We note that you describe the Mt. Hope Project operated by Eureka Moly, LLC as a joint venture ("JV") between you and POS-Minerals. We understand that under your initial arrangement you are contributing assets and will retain an 80% interest in the JV, while POS-Minerals is contributing cash in exchange for a 20% interest that may be reduced depending upon future events. We understand that the manager of the joint venture is under the control of a Management Committee, with both you and POS-Minerals having two representatives. Given the shared control structure and your characterization of Eureka Moly, LLC as a joint venture, please explain how your consolidation of this entity is consistent with the guidance in paragraphs 3(d) and 16 of APB 18, if that is your view.

Additionally, please tell us the extent to which you relied upon FIN 46(R) in determining consolidation of Eureka Moly, LLC was appropriate.

Note 2 – Liquidity and Capital Resources, page 50

3.   We have read your response to prior comment 5, regarding your accounting for the potential obligation to return funding received from POS-Minerals, and understand that you have not recorded any portion as a liability based on your determination that it was remote that a liability had been incurred as of December 31, 2008

We understand that in conjunction with the issuance of equity interests in the joint venture, POS-Minerals received rights to potential refunds of contributions, although quantification of the funds required to be returned are conditional on future events and certain elections made by POS-Minerals regarding the third contribution. As these future events and conditions are outside of your control, we do not see how your classification of the entire $100 million received from POS-Minerals through December 31, 2008 as minority interest complies with the guidance in EITF D-98 and ASR 268.

We expect that any funding received from POS-Minerals that is subject to return upon the occurrence of events that are not solely within your control would need to be reported as temporary equity to comply with this guidance. If the conditional elements are later resolved and POS-Minerals elects to have these funds returned, liability classification would be necessary to comply with paragraph 10 of SFAS 150.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief